Exhibit 2

FOR IMMEDIATE RELEASE	5 December 2017

ANNOUNCEMENT

WPP plc (“WPP”)

Executive Performance Share Plan (“EPSP”) Awards

The EPSP is WPP’s long term incentive scheme approved by share owners at the 2013 Annual General Meeting. Participants in the scheme for the 2017-21 performance period are the two WPP executive directors and 30 senior managers within the Group’s operating companies. The 2017 awards are subject to three equally weighted performance conditions, being relative Total Shareholder Return (“TSR”), Earnings per Share (“EPS”) and Return on Equity (“ROE”). Performance is measured over the five financial years from 2017 to 2021. The target ranges remain unchanged from 2016 and are as disclosed in the 2016 Annual Report.

On 5 December 2017, WPP was notified that awards were granted to the executive directors under the EPSP. The awards were granted as nil cost options, which are exercisable over WPP shares or ADSs and also incorporate dividend awards. The extent to which the options will become exercisable in 2022 will depend on WPP’s performance, as described above, over five years from 1 January 2017 to 31 December 2021.

The 2017 EPSP awards were granted as follows:

Director	Number of shares (nil cost options)
Sir Martin Sorrell	534,428 WPP Shares
Mr Paul Richardson	184,665 WPP Shares in the form of 36,933 WPP ADSs

At today’s date, Sir Martin Sorrell and his family interests are interested in or have rights in 17,940,018 WPP ordinary shares. Sir Martin Sorrell’s family interests and rights represent 1.412% of the issued share capital of WPP. In addition, The JMCMRJ Sorrell Charitable Foundation holds 4,575,936 WPP shares, representing 0.3603% of WPP’s issued share capital.

At today’s date, Mr Richardson’s beneficial holding is the equivalent of 1,068,240 WPP shares held in the form of 213,648 WPP ADSs, representing 0.0841% of WPP’s issued share capital.

Contact:

Marie Capes, Company Secretary, WPP

(The person responsible for arranging the release of this announcement)

Feona McEwan, Group Communications Director, WPP

Chris Wade, Head of Communications, WPP EMEA

+44 (0)20 7408 2204

Richard Oldworth, Executive Chairman, Buchanan Communications

+44 (0)7710 130634